No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2010

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 14, 2010, resolved that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law.

Exhibit 2:

Notice of Convocation of the 86th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd. (the “Company”) has become available on May 28, 2010 on the Company’s website written below.

http://world.honda.com/investors/stockholder/notice-convocation-e.pdf

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: June 3, 2010

[Translation]

May 14, 2010

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takanobu Ito
President and Representative Director

Notice Concerning Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares as set forth in the Articles of Incorporation of the Company pursuant to Article 165, Paragraph 2, of the Company Law)

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 14, 2010, resolved that the Company will purchase its own shares pursuant to Article 156 of the Company Law, which applies pursuant to Article 165, Paragraph 3, of that law.

Particulars

1.	Basis for acquisition of the Company’s own shares

The Company resolved to acquire its own shares for the purpose of enhancing its capital efficiency and enabling greater flexibility in its capital policies.

2.	Details of the acquisition

(1)	Type of shares to be acquired:

Shares of Common Stock

(2)	Maximum number of shares to be acquired:

3,500,000 shares (0.19 % of the issued shares, excluding treasury stock)

(3)	Maximum amount of acquisition:

10 billion yen

(4)	Period of acquisition:

Starting on May 19, 2010 and ending on June 4, 2010

Reference:	The Company’s own shares held as of May 14, 2010

	Total number of shares outstanding (excluding treasury stock):	1,814,832,896 shares

	Total number of treasury stock:	19,995,534 shares

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 86TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND PACIFIC LE DAIBA, TOKYO, JAPAN

ON JUNE 24, 2010 AT 10:00 A.M.

(This is a translation of the original notice

in the Japanese language mailed on May 28, 2010

to stockholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Translation]

May 28, 2010

To Stockholders:

Notice of Convocation of the 86th

Ordinary General Meeting of Shareholders

Dear Stockholders:

You are hereby notified that the 86th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the annual meeting, you may vote by one of the two methods outlined below. We request that you exercise your vote after examining the reference documents and other materials enclosed that are related to the annual meeting.

Vote by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed Annual Meeting Proxy Card, and then send the proxy card to arrive no later than 6pm on Wednesday, June 23, 2010.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

By: Takanobu Ito
President and Representative Director

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

Particulars

1. Time and Date:	10:00 a.m. on June 24, 2010 (Thursday)

2. Place:	GRAND PACIFIC LE DAIBA
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

3. Agenda:

Matters to be reported:

1.	Report on the Business Report, Consolidated Balance Sheets, Consolidated Statements of Income, Unconsolidated Balance Sheets and Unconsolidated Statements of Operations for the 86th Fiscal Year (from April 1, 2009 to March 31, 2010);

2.	Report on the results of the audit of the consolidated financial statements for the 86th Fiscal Year (from April 1, 2009 to

March 31, 2010) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Election of Twenty (20) Directors

Third Item:

Payment of Bonus to Directors and Corporate Auditors for the 86th Fiscal Year

Details regarding these agenda items are contained in the “Business Report for the 86th Fiscal Year,” which is appended to this Notice of Convocation.

*	In the case that revisions are made to the general shareholders’ meeting reference materials or attached materials, the revised items will be posted on the Company’s website.

Japanese    http://www.honda.co.jp/investors    English     http://world.honda.com/investors

REFERENCE DOCUMENTS

CONCERNING EXERCISE OF VOTING RIGHT

Reference matters with respect to the proposals:

FIRST ITEM: Distribution of Dividends

The Company strives to maintain a global perspective, to develop its operations in many countries throughout the world and to increase its corporate value.

With respect to the distribution of profits, the Company regards the distribution of profits to its stockholders to be one of the most important issues for management. The Company will make dividend distributions after taking into account its long-term strategy and consolidated earnings performance and will also acquire its own stock from time to time with the objectives of improving capital efficiency and flexibly implementing capital policies.

Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and toward capital expenditures and investment programs that will expand the Company’s operations for the purpose of improving business results and strengthening the Company’s financial condition.

Regarding the year-end dividends for the fiscal year under review, after considering various factors such as the Company’s goals of strengthening its condition and developing its business operations, the following conditions are proposed:

(1) Conditions and Total Value of Dividend Assets Allocated to Stockholders

¥12 per share of common stock

Total value of ¥21,775,232,832

(2) Effective Date of Distribution of Dividends

June 25, 2010

SECOND ITEM: Election of Twenty (20) Directors

The term of office of each of the twenty-one (21) current Directors is due to expire at the close of this meeting. It is proposed that twenty (20) Directors be elected at this meeting. The names and particulars of the twenty (20) candidates for the position of Director are provided below.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Takanobu Ito	Joined Honda in April 1978	12,900	None
	(August 29, 1953)	Executive Vice President of Honda R&D Americas, Inc. in April 1998
		Director of the Company in June 2000
		Senior Managing Director of Honda R&D Co., Ltd. in June 2001
		Managing Director of the Company in June 2003
		Motor Sports in June 2003
		President and Director of Honda R&D Co., Ltd. in June 2003
		General Supervisor, Motor Sports in April 2004
		General Manager of Suzuka Factory of Production Operations in April 2005
		Managing Officer of the Company in June 2005
		Chief Operating Officer for Automobile Operations in April 2007
		Senior Managing Director of the Company in June 2007
		President and Director of Honda R&D Co., Ltd. in April 2009
		President and Director of the Company in June 2009 (present)

2.	Koichi Kondo	Joined Honda in April 1970	16,900	None
	(February 13, 1947)	President and Director of Honda Motor do Brasil Ltda. (presently Honda South America Ltda.) in June 1996
		President and Director of Moto Honda da Amazonia Ltda. in June 1996
		President and Director of Honda Automoveis do Brasil Ltda. in June 1996
		Director of the Company in June 1997
		Chief Operating Officer for Regional Operations (Latin America) in April 2000
		Managing Director of the Company in June 2002
		Executive Vice President and Director of American Honda Motor Co., Inc. in April 2003
		President and Director of American Honda Motor Co., Inc. in June 2003
		Chief Operating Officer for Regional Operations (North America) in April 2004
		President and Director of Honda North America, Inc. in April 2005
		Senior Managing Director of the Company in June 2005
		Chief Operating Officer for Regional Sales Operations (Japan) in April 2007
		Chairman and Director of American Honda Motor Co., Inc. in April 2007
		Executive Vice President and Director of the Company in June 2007 (present)
		Compliance Officer in April 2010 (present)
		Government & Industrial Affairs in April 2010 (present)

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
3.	Shigeru Takagi	Joined Honda in April 1974	16,200	None
	(February 4, 1952)	President and Director of Honda Canada Inc. in June 1998
		Director of the Company in June 1998
		Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) in April 2004 (present)
		President and Director of Honda Motor Europe Limited in April 2004 (present)
		Managing Director of the Company in June 2004
		Senior Managing Director of the Company in June 2008 (present)
		(Important concurrent positions in other companies or organizations)

		* President and Director of Honda Motor Europe Limited

4.	Akio Hamada	Joined Honda in April 1971	12,600	None
	(December 2, 1948)	Stationed at Honda Canada Inc. in June 1998
		Director of the Company in June 1999
		President and Director of Honda Engineering Co., Ltd. in June 2001
		President and Director of Honda of America Mfg., Inc. in April 2005
		Managing Officer of the Company in June 2005
		Chief Operating Officer for Production Operations in April 2008 (present)
		Risk Management Officer in April 2008 (present)
		General Supervisor, Information Systems in April 2008 (present)
		Senior Managing Director of the Company in June 2008 (present)
		General Supervisor, Quality in April 2009 (present)

5.	Tetsuo Iwamura	Joined Honda in April 1978	13,800	None
	(May 30, 1951)	Chief Operating Officer for Parts Operations in April 2000
		Director of the Company in June 2000
		Chief Operating Officer for Regional Operations (Latin America) in April 2003
		President and Director of Honda South America Ltda. in April 2003
		President and Director of Moto Honda da Amazonia Ltda. in April 2003
		President and Director of Honda Automoveis do Brasil Ltda. in April 2003
		Managing Director of the Company in June 2006
		Chief Operating Officer for Regional Operations (North America) in April 2007 (present)
		President and Director of Honda North America, Inc. in April 2007 (present)
		President and Director of American Honda Motor Co., Inc. in April 2007 (present)
		Senior Managing Director of the Company in June 2008 (present)
		(Important concurrent positions in other companies or organizations)

		* President and Director of Honda North America, Inc.
		* President and Director of American Honda Motor Co., Inc.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
6.	Tatsuhiro Oyama (July 9, 1950)

Joined Honda in April 1969

General Manager of Motorcycle Sales Division for Regional Sales Operations (Japan) in April 2001

Director of the Company in June 2001

President and Director of Honda Motorcycle Japan Co., Ltd. in August 2001

Chief Operating Officer for Parts Operations in April 2003

Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2006

President and Director of Asian Honda Motor Co., Ltd. in April 2006

Managing Director of the Company in June 2006 (present)

Chief Operating Officer for Motorcycle Operations in April 2008 (present)

Chief Officer of Driving Safety Promotion Center in April 2010 (present)

			16,300	None

7.	Fumihiko Ike (May 26, 1952)	Joined Honda in February 1982 Chief Operating Officer for Power Product Operations in April 2003 Director of the Company in June 2003 Chief Operating Officer for Business Management Operations in April 2006 Managing Director of the Company in June 2007 (present) Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2008 (present) President and Director of Asian Honda Motor Co., Ltd. in April 2008 (present) (Important concurrent positions in other companies or organizations) * President and Director of Asian Honda Motor Co., Ltd.	15,100	None

8.	Masaya Yamashita (April 5, 1953)	Joined Honda in April 1977 General Manager of Automobile Purchasing Division 1 in Purchasing Operations in April 2002 Director of the Company in June 2003 Operating Officer of the Company in June 2005 General Manager of Kumamoto Factory of Production Operations in April 2006 Chief Operating Officer for Purchasing Operations in April 2008 (present) Managing Director of the Company in June 2008 (present)	12,600	None

9.	Kensaku Hogen (August 2, 1941)	Ambassador to Canada in April 2001 Director of the Company in June 2005 (present)	800	None

10.	Nobuo Kuroyanagi (December 18, 1941)	President and CEO of Mitsubishi UFJ Financial Group, Inc. (MUFG) in October 2005 Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) in April 2008 (present) Director of the Company in June 2009 (present) Director of MUFG in April 2010 (Important concurrent positions in other companies or organizations) * Director of MUFG * Chairman of BTMU * Outside Director of Senshu Ikeda Holdings, Inc. * Outside Director of Isetan Mitsukoshi Holdings Ltd. * Outside Director of Mitsubishi Research Institute, Inc. * Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd.	300	None

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
11.	Takeo Fukui	Joined Honda in April 1969	31,900	None
	(November 28, 1944)	President and Director of Honda Racing Corporation in May 1987
		Managing Director of Honda R&D Co., Ltd. in May 1987
		Director of the Company in June 1988
		Senior Managing Director of Honda R&D Co., Ltd. in June 1990
		Executive Vice President and Director of Honda of America Mfg., Inc. in June 1994
		Managing Director of the Company in June 1996
		President and Director of Honda of America Mfg., Inc. in June 1996
		President and Director of Honda R&D Co., Ltd. in June 1998
		Motor Sports in June 1999
		Senior Managing Director of the Company in June 1999
		President and Director of the Company in June 2003
		Director and Advisor of the Company in June 2009 (present)

12.	Hiroshi Kobayashi	Joined Honda in April 1978	16,100	None
	(November 12, 1954)	Executive Vice President and Director of Honda Motor Europe Limited in April 2003
		Director of the Company in June 2003
		President and Director of Honda Canada Inc. in April 2004
		Operating Officer of the Company in June 2005
		Deputy Chief Operating Officer for Regional Sales Operations (Japan); General Manager of Automobile Sales Operations for Regional Sales Operations (Japan); General Manager of Aftermarket Operations in Regional Sales Operations (Japan); General Manager of ASIMO Business Office in Regional Sales Operations (Japan) in April 2008
		Chief Operating Officer for Regional Sales Operations (Japan) in April 2009 (present)
		Director of the Company in June 2009 (present)

13.	Sho Minekawa	Joined Honda in April 1978	14,400	None
	(October 27, 1954)	President of Guangzhou Honda Automobile Co., Ltd. in April 2004
		Director of the Company in June 2004
		Operating Officer of the Company in June 2005
		Chief Operating Officer for Regional Operations (Latin America) in April 2007 (present)
		President and Director of Honda South America Ltda. in April 2007 (present)
		President and Director of Moto Honda da Amazonia Ltda. in April 2007 (present)
		President and Director of Honda Automoveis do Brasil Ltda. in April 2007 (present)
		Director of the Company in June 2007 (present)
		(Important concurrent positions in other companies or organizations)

		* President and Director of Honda South America Ltda.
		* President and Director of Moto Honda da Amazonia Ltda.
		* President and Director of Honda Automoveis do Brasil Ltda.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
14.	Takuji Yamada (September 28, 1956)	Joined Honda in April 1980 Executive Vice President of American Honda Motor Co., Inc. in December 2004 Operating Officer of the Company in June 2005 President and Director of Honda Motor Europe (North) GmbH in April 2006 Chief Operating Officer for Power Product Operations in April 2008 (present) Director of the Company in June 2008 (present)	12,600	None

15.	Yoichi Hojo (February 17, 1956)	Joined Honda in April 1978 General Manager of Automobile Purchasing Division 2 in Purchasing Operations in April 2006 Operating Officer of the Company in June 2006 Chief Operating Officer for Business Management Operations in April 2008 (present) Director of the Company in June 2008 (present)	13,200	None

16.	Tsuneo Tanai (January 24, 1957)	Joined Honda in April 1981 Executive Vice President and Director of Honda of America Mfg., Inc. in April 2006 Operating Officer of the Company in June 2006 President and Director of Honda of America Mfg, Inc. in April 2008 Chief Operating Officer for Automobile Operations in April 2009 (present) Director of the Company in June 2009 (present)	13,100	None

17.	Hiroyuki Yamada (December 14, 1956)	Joined Honda in April 1982 Chief Operating Officer for Customer Service Operations in April 2009 (present) Director of the Company in June 2009 (present)	5,400	None

18.	Tomohiko Kawanabe† (May 17, 1952)	Joined Honda in April 1977 Managing Director of Honda R&D Co., Ltd. in June 2002 Senior Managing Director of Honda R&D Co., Ltd. in June 2005 President and Director of Honda R&D Co., Ltd. in April 2010 (present) (Important concurrent positions in other companies or organizations) * President and Director of Honda R&D Co., Ltd.	7,400	None

19.	Masahiro Yoshida† (March 5, 1957)	Joined Honda in April 1979 Executive Vice President of Honda of America Mfg., Inc. in June 2004 General Manager of Human Resources Division for Business Support Operations of the Company in April 2006 Human Resources and Associate Relations for Business Support Operations in April 2007 Operating Officer of the Company in June 2007 (present) General Manager of Hamamatsu Factory of Production Operations in April 2008 Chief Operating Officer for Business Support Operations in April 2010 (present)	10,000	None

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes important concurrent positions in other companies or organizations	Number of shares of the Company held	Special interest between the candidate and the Company
20.	Seiji Kuraishi† (July 10, 1958)

Joined Honda in April 1982

General Manager of Product Planning and Marketing Office for Automobile Operations in April 2005

Executive Vice President of Honda Motor (China) Investment Corporation, Limited in April 2007

Operating Officer of the Company in June 2007 (present)

President of Dongfeng Honda Automobile Co., Ltd. in January 2008

Chief Operating Officer for Regional Operations (China) in April 2010 (present)

President of Honda Motor (China) Investment Corporation, Limited in April 2010 (present)

(Important concurrent positions in other companies or organizations)

* President of Honda Motor (China) Investment Corporation, Limited

			9,100	None

Notes:	1. † denotes new candidates.

2. Matters related to outside Director candidates are as follows:

(1) Kensaku Hogen and Nobuo Kuroyanagi are candidates for the position of outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.

(2) Kensaku Hogen has been registered as an independent director as provided for in the rules of the Tokyo Stock Exchange and the Osaka Securities Exchange, and if he is elected, he is scheduled to continue to serve as an independent director.

(3) Reasons for selection of candidates for the position of outside Director

Kensaku Hogen is proposed as a candidate because the Company wishes to receive his advice about the Company’s activities given from an objective, broad-ranging and high level perspective, and based on his rich experience and high level of insight regarding diplomacy. Although he has not engaged in corporate management, the Company believes that he can perform the duties of an outside Director based on his experience and insight mentioned above.

Nobuo Kuroyanagi is proposed as a candidate because the Company wishes to receive his advice on the Company’s activities given from an objective, broad-ranging and high level perspective, and based on his rich experience and high level of insight regarding corporate management.

(4) Incidence of inappropriate corporate operations at other companies for which the candidate was serving as an officer (during the past five years).

The candidate Nobuo Kuroyanagi has been serving as a director of Mitsubishi UFJ Financial Group, Inc. (MUFG) and as a representative director of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), and, in December 2006, those companies received enforcement actions ordering improvement of then-current operations from the competent U.S. regulatory authorities with respect to the failure to implement the anti-money laundering compliance regulations in the United States. BTMU was also ordered by Japan’s Financial Services Agency (FSA) to improve its operations in connection with transactions of corporate banking service marketing units that were problematic from the perspective of compliance administration in February 2007; and in connection with problems related to management administration systems, legal and other compliance systems, and internal administration systems, etc. regarding overseas operations, investment trust marketing operations, and other operations in June 2007.

(5) Number of years since the candidate initially assumed the position of outside Director (up to the end of this general meeting of shareholders)

Kensaku Hogen Five years Nobuo Kuroyanagi One year

THIRD ITEM: Payment of Bonus to Directors and Corporate Auditors for the 86th Fiscal Year

It is proposed that the Company, after taking into consideration the business performance for the fiscal year under review, the amount of the bonuses that have been paid in the past to the Directors and the Corporate Auditors and other various circumstances, pay a bonus in the total amount of 316 million, 670 thousand yen (¥316,670,000) to the twenty-one (21) Directors in office as of the end of the fiscal year (including the total amount of ¥5,600,000 to the two (2) outside Directors) and a bonus in the total amount of 34 million, 910 thousand yen (¥34,910,000) to the five (5) Corporate Auditors in office as of the end of the fiscal year in order to reward those Directors and Corporate Auditors for their service during the fiscal year. The amount of the bonus payable to each of the Directors and the Corporate Auditors would be left to the determination of the Board of Directors with regard to each Director’s bonus, and to the consultation among the Corporate Auditors with regard to each Corporate Auditor’s bonus.

Business Report for the 86th Fiscal Year

For the Period From: April 1, 2009 To: March 31, 2010

1. OUTLINE OF BUSINESS

(1) Review of Operations

Honda’s consolidated revenue for the period amounted to ¥8,579.1 billion, a decrease of 14.3% from the previous fiscal year, primarily due to unfavorable currency translation effects and decreased revenue in the automobile business.

Consolidated operating income for the period totaled ¥363.7 billion, an increase of 91.8%, due primarily to decreased SG&A expenses and R&D expenses and continuing cost reduction efforts, despite decreased profit attributable to decreased revenue, the unfavorable impact of currency effects and the increase in fixed costs per vehicle as a result of reduced production. Consolidated net income attributable to Honda Motor Co., Ltd. for the period totaled ¥268.4 billion, an increase of 95.9% from the previous fiscal year.

Motorcycles

• Sales Volume and Profitability

With respect to Honda’s motorcycle sales for the fiscal year ended March 31, 2010, unit sales of motorcycles totaled 9,639 thousand units, a decrease of 4.7% from the previous fiscal year. Unit sales in Japan totaled 190 thousand units, a decrease of 18.1% from the previous fiscal year. Unit sales outside of Japan totaled 9,449 thousand units, a decrease of 4.4% from the previous fiscal year*, due mainly to decreased unit sales in Other Regions, including South America, and North America, more than offsetting increased unit sales in Asia. Revenue from sales to external customers decreased 19.2%, to ¥1,140.2 billion, from the previous fiscal year, due mainly to decreased unit sales and the unfavorable currency translation effects. Operating income decreased by 41.1%, to ¥58.8 billion from the previous fiscal year, due primarily to decreased profit attributable to decreased revenue and the unfavorable impact of currency effects, more than offsetting decreased SG&A expenses and R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results.

Automobiles

• Sales Volume and Profitability

Honda’s unit sales of automobiles for the fiscal year totaled 3,392 thousand units, a decrease of 3.6% from the same period last year. In Japan, unit sales totaled 646 thousand units, an increase of 16.2% compared to the same period last year. Unit sales outside of Japan decreased 7.3% compared to the previous fiscal year, to 2,746 thousand units, due mainly to decreased unit sales in North America and Europe, despite increased unit sales in Asia. Revenue from sales to external customers decreased 14.6%, to ¥6,554.8 billion, from the previous fiscal year, due mainly to decreased unit sales and the unfavorable currency translation effects. Operating income increased by 416.5%, to ¥126.7 billion, from the previous fiscal year, due primarily to decreased SG&A expenses and R&D expenses and continuing cost reduction efforts, more than offsetting decreased profit attributable to decreased unit sales and unfavorable impact of currency effects.

Financial Services

Revenue from sales to external customers in the financial services business increased 4.1%, to ¥606.3 billion, from the previous fiscal year. Operating income increased 141.6%, to ¥194.9 billion, from the previous fiscal year, due primarily to the decreased allowance for losses on credit and lease residual values and a decrease in funding costs.

Power Products and Others

• Sales Volume and Profitability

Honda’s unit sales of power products totaled 4,744 thousand units, down by 8.5% from the previous fiscal year. In Japan, unit sales totaled 322 thousand units, a decrease of 37.6% from the same period last year. Unit sales outside of Japan decreased 5.3% from the previous fiscal year, to 4,422 thousand units, due mainly to decreased unit sales in Europe and North America, despite increased unit sales in Asia. Revenue from sales to external customers in power product and other businesses decreased by 19.1%, to ¥277.6 billion, from the previous fiscal year, due mainly to decreased unit sales of power products and unfavorable currency translation effects. Honda reported an operating loss of ¥16.7 billion, a deterioration of ¥1.2 billion from the loss of ¥15.4 billion recorded in the same period last year, primarily due to decreased profit attributable to decreased revenue, more than offsetting decreased SG&A expenses and R&D expenses.

¡ Unit Sales and Net Sales Breakdown

	Unit (thousands), Yen (millions)
Business Segment	FY2009 (reference) From April 1, 2008 to March 31, 2009		FY2010 From April 1, 2009 to March 31, 2010		Change from the previous fiscal year (reference)
	Unit sales	Net sales	Unit sales	Net sales	Unit sales	(%)	Net sales	(%)
Grand Total		10,011,241		8,579,174			-1,432,067	-14.3
Domestic		1,446,541		1,577,318			130,777	9.0
Overseas		8,564,700		7,001,856			-1,562,844	-18.2
North America		4,514,190		3,736,447			-777,743	-17.2
Europe		1,186,012		764,785			-421,227	-35.5
Asia		1,595,472		1,543,397			-52,075	-3.3
Other regions		1,269,026		957,227			-311,799	-24.6

Motorcycle Business (motorcycles only)	10,114 (9,956)	1,411,511	9,639 (9,530)	1,140,292	-475 (-426)	-4.7 (-4.3)	-271,219	-19.2
Domestic (motorcycles only)	232 (232)	81,822	190 (190)	70,461	-42 (-42)	-18.1 (-18.1)	-11,361	-13.9
Overseas (motorcycles only)	9,882 (9,724)	1,329,689	9,449 (9,340)	1,069,831	-433 (-384)	-4.4 (-3.9)	-259,858	-19.5
North America (motorcycles only)	320 (188)	182,284	189 (98)	103,956	-131 (-90)	-40.9 (-47.9)	-78,328	-43.0
Europe (motorcycles only)	276 (267)	178,621	199 (192)	124,665	-77 (-75)	-27.9 (-28.1)	-53,956	-30.2
Asia (motorcycles only)	7,523 (7,523)	460,412	7,628 (7,628)	461,067	105 (105)	1.4 (1.4)	655	0.1
Other regions (motorcycles only)	1,763 (1,746)	508,372	1,433 (1,422)	380,143	-330 (-324)	-18.7 (-18.6)	-128,229	-25.2

Automobile Business	3,517	7,674,404	3,392	6,554,848	-125	-3.6	-1,119,556	-14.6
Domestic	556	1,225,384	646	1,383,855	90	16.2	158,471	12.9
Overseas	2,961	6,449,020	2,746	5,170,993	-215	-7.3	-1,278,027	-19.8
North America	1,496	3,723,877	1,297	3,013,432	-199	-13.3	-710,445	-19.1
Europe	350	923,580	249	575,326	-101	-28.9	-348,254	-37.7
Asia	793	1,079,585	950	1,041,258	157	19.8	-38,327	-3.6
Other regions	322	721,978	250	540,977	-72	-22.4	-181,001	-25.1

Financial Services Business	—	582,261	—	606,352	—	—	24,091	4.1
Domestic	—	24,083	—	24,635	—	—	552	2.3
Overseas	—	558,178	—	581,717	—	—	23,539	4.2
North America	—	527,905	—	553,169	—	—	25,264	4.8
Europe	—	12,685	—	10,428	—	—	-2,257	-17.8
Asia	—	4,736	—	4,318	—	—	-418	-8.8
Other regions	—	12,852	—	13,802	—	—	950	7.4

Power Product & Other Businesses	5,187	343,065	4,744	277,682	-443	-8.5	-65,383	-19.1
Domestic	516	115,252	322	98,367	-194	-37.6	-16,885	-14.7
Overseas	4,671	227,813	4,422	179,315	-249	-5.3	-48,498	-21.3
North America	1,893	80,124	1,818	65,890	-75	-4.0	-14,234	-17.8
Europe	1,306	71,126	1,066	54,366	-240	-18.4	-16,760	-23.6
Asia	970	50,739	1,069	36,754	99	10.2	-13,985	-27.6
Other regions	502	25,824	469	22,305	-33	-6.6	-3,519	-13.6

Notes:	1.

Figures in this table above are the sum of completed vehicles manufactured by Honda and its consolidated subsidiaries plus units sold by affiliated companies accounted for under the equity method, for which Honda supplied the parts and components.

	2.	Unit sales of the Power Product and Other Businesses segment are the unit sales of power products. Net sales of this segment include power products and relevant parts, leisure businesses, trading and others.

	3.

Unit sales of the Power Product Business include all trilateral trade transactions from the fiscal year ended March 31, 2010. The change in the presentation for unit sales of the Power Product Business for the fiscal year ended March 31, 2010 resulted in an increase of 54 thousand units as compared to the presentation used in the prior periods. Trilateral trade transactions represent the transactions in which the Company purchases products from the vendors overseas and sells them to third countries.

(2) Capital Expenditures

Capital expenditures during the fiscal year totaled ¥329,735 million. The breakdown of capital expenditures by business segment was as follows:

	Yen (millions), %
Business Segment	FY2009 (reference)	FY2010	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	90,401	38,332	(52,069)	(57.6)
Automobile Business	490,760	267,257	(223,503)	(45.5)
Financial Services Business	1,050	398	(652)	(62.1)
Power Product & Other Businesses	16,920	23,748	6,828	40.4

Total	599,131	329,735	(269,396)	(45.0)

Operating Lease Assets	668,128	544,027	(124,101)	(18.6)

Note:	Intangible assets are not included in the table above.

In addition to those for the installation of new equipment, the Company’s capital investments included those for expanding, strengthening, rationalizing and renovating manufacturing facilities as well as those for expanding and strengthening marketing and R&D facilities, etc.

(3) Liquidity and Capital Resources

Funds for financing capital investments in Honda’s manufacturing and sales businesses are provided mainly from cash generated by operating activities, bank loans and the issuance of corporate bonds. The outstanding balance of funds for Honda’s manufacturing and sales businesses at the end of the fiscal year under review was ¥410.3 billion.

Honda funds its financial programs for customers and dealers primarily from medium-term notes, commercial paper, corporate bonds, bank loans, securitization of monetary assets and from operating companies. The outstanding balance of funds for Honda’s financial services subsidiaries at the end of the fiscal year under review was ¥4,243.7 billion.

(4) Employees of the Group and the Parent Company

(a) Honda Employees

Business Segment	Number of Employees
	FY2009 (reference)		FY2010		Change (reference)
Motorcycle Business	35,908	(10,536)	34,808	(10,153)	-1,100	(-383)
Automobile Business	133,114	(10,016)	129,663	(6,620)	-3,451	(-3,396)
Financial Services Business	2,071	(33)	2,145	(37)	74	(4)
Power Product & Other Businesses	10,783	(2,879)	10,199	(1,856)	-584	(-1,023)

Total	181,876	(23,464)	176,815	(18,666)	-5,061	(-4,798)

(b) Employees of the Parent Company

	FY2009 (reference)		FY2010		Change (reference)
Number of employees	26,471	(4,199)	26,121	(—)	-350	(—)
Average age	43.5		43.3		-0.2
Average number of years employed by the Company	22.3		22.1		-0.2

Note:	The number of employees of the Honda Group and the Company refers to full-time employees. The average number of temporary employees is shown in parentheses. The number of temporary employees and increase or decrease in this number for the year ended March 31, 2010 is omitted as the number is less than 10% of the number of full-time employees.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,834,828,430 shares
(2) Number of Stockholders	219,866 shares
(3) Principal Stockholders

Name	Number of Shares Held (thousands)	Percentage as against Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	133,296	7.3
The Master Trust Bank of Japan, Ltd. (Trust Account)	81,961	4.5
JPMorgan Chase Bank 380055	72,611	4.0
Moxley & Co.	71,108	3.9
Tokio Marine & Nichido Fire Insurance Co., Ltd.	62,875	3.4
Meiji Yasuda Life Insurance Company	51,199	2.8
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,686	2.0
Mitsui Sumitomo Insurance Co., Ltd.	35,039	1.9
Sompo Japan Insurance Inc.	34,766	1.9
Nippon Life Insurance Company	34,700	1.9

Notes:	1. The number of shares described above disregards and rounds off figures of less than 1,000 shares.
2. All stocks held by Japan Trustee Services Bank, Ltd. (Trust Account) and The Master Trust Bank of Japan, Ltd. (Trust Account) are owned in connection with the respective bank’s trust business.
3. JPMorgan Chase Bank 380055 is engaged principally in providing custody services for stocks owned by U.S. and European institutional investors as well as acting as stock transfer agent.
4. Moxley & Co. is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Corporate Auditors

Please refer to the Company’s website, http://world.honda.com/investors/annualreport/2009/pdf/2009-page46-48.pdf

(2) Remuneration of Directors and Corporate Auditors, Etc.

	Yen (millions)
Item	Directors		Corporate Auditors		Total
	Number of persons	Value of payments	Number of persons	Value of payments	Number of persons	Value of payments
Remuneration	20	698	6	120	26	818
Bonuses	21	316	5	34	26	351

Total		1,015		155		1,170

Notes:	1. Remuneration is limited to ¥90 million per month for Directors and ¥18 million per month for Corporate Auditors.

2.       The above figures are those for Directors and Corporate Auditors for the fiscal year under review. Remuneration figures represent the amount of money paid during the fiscal year under review. Bonuses figures represent the amount of money provided for in the reserve for corporate officer bonuses during the fiscal year under review.

(3) Outside Corporate Officers

(a) Concurrent Posts as Outside Corporate Officers, Etc., of Other Companies

Post	Name	Concurrent Posts as Outside Directors, Etc.
Director	Nobuo Kuroyanagi

President and CEO of Mitsubishi UFJ Financial Group, Inc.

Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director of Senshu Ikeda Holdings, Inc.

Outside Director of Isetan Mitsukoshi Holdings Ltd.

Outside Director of Mitsubishi Research Institute, Inc.

Outside Corporate Auditor of Mitsubishi Heavy Industries, Ltd.

Corporate Auditor	Koukei Higuchi	Outside Director of NOHMI BOSAI LTD. Outside Corporate Auditor of Daiichi Sankyo Co., Ltd. Outside Corporate Auditor of Japan Airport Terminal Co., Ltd.

Corporate Auditor	Yuji Matsuda	President and Director of Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) is one of the Company’s principal shareholders. The Company has borrowings from and conducts various other transactions with BTMU. There are no capital transactions or other special interest relationships between the Company and the other companies listed.

(b) Total Value of Remuneration, Etc., of Outside Corporate Officers

Number of Persons	Value of Payments (millions of yen)
6	67

5. FINANCIAL AUDIT COMPANY

(1) Name of Financial Audit Company

KPMG AZSA & Co.

(2) Financial Audit Company Remuneration, Etc., for the Fiscal Year under Review

(a)	Remuneration, etc.	¥432 million
(b)	Total profit on monetary and other assets to be paid by the Company and its subsidiaries	¥490 million

Notes:	1.

The audit contract between the Company and its financial audit company does not itemize remuneration for auditing work based on the Company Law of Japan, auditing work based on the Financial Instruments and Exchange Law of Japan and auditing work based on the Securities Exchange Law of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in line item (a) above is a total figure.

2.

In addition to the services specified in Article 2, Paragraph 1 of the Japanese Certified Public Accountants Law, the Company paid the independent accounting firm for advisory and other services related to the application of the International Financial Reporting Standards.

3.

Of the Company’s principal subsidiaries, Yachiyo Industry Co., Ltd., as well as overseas subsidiaries are audited by financial audit companies other than the financial audit company employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Audit Company

In the case that the Company’s financial audit company was recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services or otherwise shown grounds for determining it was inappropriate for employment as a financial audit company, the Company has the policy of, in accordance with procedures stipulated in the Company Law, dismissing its financial audit company or submitting resolutions proposing the financial audit company’s dismissal or non- re-employment to the general meeting of shareholders.

6. POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure. The present goal is to maintain a shareholders’ return ratio (i.e., the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of ¥12 per share for the year ended March 31, 2010. As a result, total cash dividends for the year ended March 31, 2010, together with the first quarter cash dividends of ¥8, the second quarter cash dividends of ¥8 and the third quarter cash dividends of ¥10, are planned to be ¥38 per share, a decrease of ¥25 per share from the annual dividends paid for the year ended March 31, 2009.

Also, please note that the year-end cash dividends for the year ended March 31, 2010 are matters to be resolved at the general meeting of shareholders.

The Company plans to distribute quarterly cash dividends of ¥12 per share for each quarter for the year ending March 31, 2011. As a result, total cash dividends for the year ending March 31, 2011 are planned to be ¥48 per share, an increase of ¥10 from the annual dividends paid for the year ended March 31, 2010.

The Company intends to continue doing its utmost to meet shareholders’ expectations.

— Trends in Dividends (reference)

	Yen
Classification	FY2007				FY2008					FY2009					FY2010					FY2011
	Interim	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total
Dividends	30	17	20	67	20	22	22	22	86	22	22	11	8	63	8	8	10	12 (planned)	38 (planned)	12 (planned)	12 (planned)	12 (planned)	12 (planned)	48 (planned)

Consolidated Balance Sheets

	Yen (millions)
As of March 31, 2009 and 2010	2009 (reference)	2010
ASSETS
Current assets:
Cash and cash equivalents	¥690,369	¥1,119,902
Trade accounts and notes receivable	854,214	883,476
Finance subsidiaries–receivables, net	1,172,030	1,100,158
Inventories	1,243,961	935,629
Deferred income taxes	198,158	176,604
Other current assets	462,446	397,955

Total current assets	4,621,178	4,613,724

Finance subsidiaries–receivables, net	2,400,282	2,361,335

Investments and advances:
Investments in and advances to affiliates	505,835	457,834
Other, including marketable equity securities	133,234	184,847

Total investments and advances	639,069	642,681

Property on operating leases:
Vehicles	1,557,060	1,651,672
Less accumulated depreciation	269,261	343,525

Net property on operating leases	1,287,799	1,308,147

Property, plant and equipment, at cost:
Land	469,279	489,769
Buildings	1,446,090	1,509,821
Machinery and equipment	3,133,439	3,257,455
Construction in progress	159,567	143,862

	5,208,375	5,400,907
Less accumulated depreciation and amortization	3,060,654	3,314,244

Net property, plant and equipment	2,147,721	2,086,663

Other assets	722,868	616,565

Total assets	¥11,818,917	¥11,629,115

	Yen (millions)
	2009 (reference)	2010
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	¥1,706,819	¥1,066,344
Current portion of long-term debt	977,523	722,296
Trade payables:
Notes	31,834	24,704
Accounts	674,498	802,464
Accrued expenses	562,673	542,521
Income taxes payable	32,614	23,947
Other current liabilities	251,407	236,854

Total current liabilities	4,237,368	3,419,130

Long-term debt, excluding current portion	1,932,637	2,313,035
Other liabilities	1,518,568	1,440,520

Total liabilities	7,688,573	7,172,685

Honda Motor Co., Ltd. stockholders’ equity:
Common stock	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	43,965	45,463
Retained earnings	5,099,267	5,304,473
Accumulated other comprehensive income (loss), net	(1,322,828)	(1,208,162)
Treasury stock	(71,712)	(71,730)

Total Honda Motor Co., Ltd. stockholders’ equity	4,007,288	4,328,640

Noncontrolling interests	123,056	127,790

Total equity	4,130,344	4,456,430

Commitments and contingent liabilities
Total liabilities, minority interests and stockholders’ equity	¥11,818,917	¥11,629,115

Note: Please refer to Significant Accounting Policy Change.

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2009 and 2010	2009 (reference)	2010
Net sales and other operating revenue	¥10,011,241	¥8,579,174

Operating costs and expenses:
Cost of sales	7,419,582	6,414,721
Selling, general and administrative	1,838,819	1,337,324
Research and development	563,197	463,354

Total operating costs and expenses	9,821,598	8,215,399

Operating income	189,643	363,775

Other income (expenses):
Interest income	41,235	18,232
Interest expense	(22,543)	(12,552)
Other, net	(46,601)	(33,257)

Total other income (expenses)	(27,909)	(27,577)

Income before income taxes and equity in income of affiliates	161,734	336,198

Income tax expense:
Current	68,062	90,263
Deferred	41,773	56,606

Total income taxes	109,835	146,869

Income before equity in income of affiliates	51,899	189,329

Equity in income of affiliates	99,034	93,282

Net income	150,933	282,611
Less: Net income attributable to noncontrolling interests	13,928	14,211

Net income attributable to Honda Motor Co., Ltd.	¥137,005	¥268,400

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥75.50	¥147.91

Note: Please refer to Significant Accounting Policy Change.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury Stock	Honda Motor Co., Ltd. stockholders’ Equity	Non- controlling interests	Total equity
Balance at March 31, 2008	¥86,067	¥172,529	¥39,811	¥5,106,197	¥(782,198)	¥(71,927)	¥4,550,479	¥141,806	¥4,692,285

Transfer to legal reserves			4,154	(4,154)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(139,724)			(139,724)		(139,724)
Dividends paid to noncontrolling interests								(10,841)	(10,841)
Capital transactions and others								(172)	(172)
Comprehensive income (loss):
Net income attributable to Honda Motor Co., Ltd.				137,005			137,005	13,928	150,933
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(477,316)		(477,316)	(19,865)	(497,181)
Unrealized gains (losses) on marketable securities, net					(25,063)		(25,063)	(60)	(25,123)
Unrealized gains (losses) on derivative instruments, net					(460)		(460)		(460)
Pension and other postretirement benefits adjustments					(37,791)		(37,791)	(1,740)	(39,531)

Total comprehensive income							(403,625)	(7,737)	(411,362)

Purchase of treasury stock						(62)	(62)		(62)
Reissuance of treasury stock				(57)		277	220		220

Balance at March 31, 2009	86,067	172,529	43,965	5,099,267	(1,322,828)	(71,712)	4,007,288	123,056	4,130,344

Transfer to legal reserves			1,498	(1,498)			—		—
Dividends paid to Honda Motor Co., Ltd. shareholders				(61,696)			(61,696)		(61,696)
Dividends paid to noncontrolling interests								(16,278)	(16,278)
Capital transactions and others								127	127
Comprehensive income (loss):
Net income attributable to Honda Motor Co., Ltd.				268,400			268,400	14,211	282,611
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					91,097		91,097	5,750	96,847
Unrealized gains (losses) on marketable securities, net					23,107		23,107	111	23,218
Unrealized gains (losses) on derivative instruments, net					(324)		(324)		(324)
Pension and other postretirement benefits adjustments					786		786	813	1,599

Total comprehensive income							383,066	20,885	403,951

Purchase of treasury stock						(20)	(20)		(20)
Reissuance of treasury stock						2	2		2

Balance at March 31, 2010	¥86,067	¥172,529	¥45,463	¥5,304,473	¥(1,208,162)	¥(71,730)	¥4,328,640	¥127,790	¥4,456,430

Note: Please refer to Significant Accounting Policy Change.

Consolidated Statements of Cash Flows (Reference)

	Yen (millions)
Years ended March 31, 2009 and 2010	2009	2010
Cash flows from operating activities:
Net income	¥150,933	¥282,611
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	441,868	401,743
Depreciation of property on operating leases	195,776	227,931
Deferred income taxes	41,773	56,606
Equity in income of affiliates	(99,034)	(93,282)
Dividends from affiliates	65,140	140,901
Provision for credit and lease residual losses on finance subsidiaries–receivables	77,016	40,062
Impairment loss on investments in securities	26,001	603
Impairment loss on long-lived assets and goodwill excluding property on operating leases	21,597	548
Impairment loss on property on operating leases	18,528	3,312
Loss (gain) on derivative instruments, net	(15,506)	(37,753)
Decrease (increase) in assets:
Trade accounts and notes receivable	(30,025)	(6,910)
Inventories	(262,782)	352,994
Other current assets	(82,838)	103,071
Other assets	8,640	24,150
Increase (decrease) in liabilities:
Trade accounts and notes payable	(133,662)	151,345
Accrued expenses	(102,711)	(20,457)
Income taxes payable	(12,861)	(14,524)
Other current liabilities	10,630	5,662
Other liabilities	74,872	(30,146)
Other, net	(9,714)	(44,255)

Net cash provided by operating activities	383,641	1,544,212

Cash flows from investing activities:
Increase in investments and advances	(4,879)	(19,419)
Decrease in investments and advances	1,921	14,078
Payment for purchase of available-for-sale securities	(31,936)	(5,871)
Proceeds from sales of available-for-sale securities	26,896	4,945
Payment for purchase of held-to-maturity securities	(17,348)	(21,181)
Proceeds from redemption of held-to-maturity securities	32,667	6,283
Capital expenditures	(635,190)	(392,062)
Proceeds from sales of property, plant and equipment	18,843	24,472
Acquisitions of finance subsidiaries–receivables	(2,303,930)	(1,448,146)
Collections of finance subsidiaries–receivables	2,023,031	1,595,235
Sales (purchases) of finance subsidiaries–receivables, net	324,672	(55,168)
Purchase of operating lease assets	(668,128)	(544,027)
Proceeds from sales of operating lease assets	100,017	245,110

Net cash used in investing activities	(1,133,364)	(595,751)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	270,795	(649,641)
Proceeds from long-term debt	1,299,984	1,132,222
Repayment of long-term debt	(889,483)	(963,833)
Dividends paid	(139,724)	(61,696)
Dividends paid to noncontrolling interests	(10,841)	(16,278)
Sales (purchases) of treasury stock, net	131	(18)

Net cash provided by (used in) financing activities	530,862	(559,244)

Effect of exchange rate changes on cash and cash equivalents	(141,672)	40,316

Net change in cash and cash equivalents	(360,533)	429,533
Cash and cash equivalents at beginning of the period	1,050,902	690,369

Cash and cash equivalents at end of the period	¥690,369	¥1,119,902

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 390

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd., American Honda Finance Corporation

2.	Affiliated companies

Number of affiliated companies: 102

Corporate names of major affiliated companies accounted for under the equity method:

Guangqi Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., Hero Honda Motors Ltd.

3. Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 10

Reduced through reorganization: 16

Affiliated companies:

Newly formed affiliated companies: 1; Blue Energy Co., Ltd.

Reduced through reorganization: 4

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the fiscal year ended March 31, 2010 were ¥92.85=U.S.$1 and ¥131.15=Euro 1 as compared with ¥100.54=U.S.$1 and ¥143.48=Euro 1 for the same period last year.

6.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

7.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

8.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

9.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

10.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

11.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

12.	The allowance for credit losses on finance subsidiaries–receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

13.	Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

14.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

15.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

Significant Accounting Policy Change

Honda adopted the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, which is previously known as Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”, effective April 1, 2009. This statement requires a noncontrolling interest in a subsidiary to be reported as equity in the consolidated financial statements, and requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for as equity transactions. Upon the adoption of ASC 810, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, the presentation of consolidated statements of income and stockholders’ equity and comprehensive income has been changed. As the presentation and disclosure requirements of ASC 810 have been applied retrospectively, Honda has made reclassifications to the prior consolidated financial statements to conform to the presentation used for the year ended March 2010. The adoption of ASC 810 did not have a material impact on the Company’s consolidated financial position or results of operations.

Notes to Consolidated Balance Sheets:

1.	The allowance for assets are as follows:

	Yen (millions)
	Mar. 31, 2009	Mar. 31, 2010
The allowance for doubtful trade accounts and notes receivables	7,455	8,555
The allowance for credit losses for finance subsidiaries–receivables	35,617	34,927
The allowance for losses on lease residual values for finance subsidiaries–receivables	20,393	9,253
The allowance for inventory losses and obsolescence	25,690	25,569

2.	Net book value of property, plant and equipment that were subject to specific collateral securing indebtedness and debt-related mortgages are as follows:

	Yen (millions)
	Mar. 31, 2009	Mar. 31, 2010
Mortgaged assets:
Trade accounts and notes receivable	—	8,655
Inventories	—	3,777
Property, plant and equipment	24,750	20,492
Finance subsidiaries–receivables	—	352,618

Mortgage-related debts:
Short-term debt	3,513	44,503
Long-term debt	14,615	326,851

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to cover their housing costs as follows:

	Yen (millions)
	Mar. 31, 2009	Mar. 31, 2010
Bank loans of employees for their housing costs	33,691	31,772

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2010, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Stockholders’ Equity:

	Mar. 31, 2009	Mar. 31, 2010
1. The number of shares outstanding	1,834,828,430	1,834,828,430

	Mar. 31, 2009	Mar. 31, 2010
2. The number of treasury shares	20,219,430	20,225,694

3. The total amount of dividends for the fiscal year ended March 31, 2010, was ¥61,696 million. The Company intends to distribute year-end cash dividends of ¥21,775 million to the stockholders of record on March 31, 2010.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Policy Regarding Financial Instruments The policy of Honda is to support its business activities by maintaining sufficient capital resources, a sufficient level of liquidity and a sound balance sheet. In its cash management activities, the Company invests principally in highly safe, short-term financial instruments. Honda meets its operating capital requirements primarily through cash generated by operations, bank loans and the issuance of commercial paper. In addition, the Company’s finance subsidiaries fund those financial programs for customers and dealers primarily from corporate bonds, medium-term notes, commercial paper, securitization of finance receivables and intercompany loans.

2.	Risk Associated with Financial Instruments and Related Risk Management System The Company reduces the credit risk arising from trade and note receivables and finance subsidiaries–receivables by requiring compliance with its internal credit management regulations. To minimize the foreign currency fluctuation risk of the foreign currency denominated receivables, the Company enters into forward currency forward exchange contracts and foreign currency purchased option contracts. Regarding the lease receivables held by the Company’s finance subsidiaries, losses may incur when proceeds from the sale of the returned vehicles are less than the contractual residual value. The Company’s finance subsidiaries periodically review the estimated residual value of the leased vehicles to monitor the residual value risk.

Available-for-sale securities mainly consist of equity securities. Held-to-maturity securities mainly consist of government and agency debt securities. In order to manage the price fluctuation risk, the Company periodically estimates the fair value of these securities.

To manage the liquidity risk associated with short-term and long-term debt, the Company diversifies its sources of funds. To reduce the interest rate fluctuation risk, the Company enters into interest rate swap contracts. To minimize the foreign currency fluctuation risk of the foreign currency denominated payables, the Company enters into currency swap contracts.

The Company enters into derivative contracts within the actual demand of its business activities in accordance with the risk management policy. The derivative instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreement. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

Fair Value of Financial Instruments

The carrying amount, estimated fair value and difference of financial instruments at March 31, 2010 are as follows:

	Yen (millions)
	Carrying Amount	Estimate Fair Value	Difference
Finance subsidiaries–receivables	3,569,760	3,638,964	69,204
Available-for-sale securities	104,601	104,601	—
Held-to-maturity securities	18,766	18,862	96
Short-term and long-term debt	(4,101,675)	(4,191,389)	(89,714)
Derivative instruments	22,763	22,763	—

Note:	The carrying amount of finance subsidiaries–receivables at March 31, 2010 in the table excludes ¥411,288 million of direct financing leases, net, classified as finance subsidiaries–receivables in the consolidated balance sheets. The carrying amount of finance subsidiaries–receivables at March 31, 2010 in the table also includes ¥519,495 million of finance receivables classified as trade receivables and other assets in the consolidated balance sheets.

The methodologies used to estimate the fair value of financial instruments are as follows.

1.	Cash and cash equivalents, trade and note receivables and note and account payables The carrying amounts approximate fair values because of the short maturity of these instruments.

2.	Finance subsidiaries–receivables

The fair values of retail receivables and term loans to dealers are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of those receivables approximates fair value. The fair values of the retained interests in securitizations are estimated by calculating the present value of the future cash flows using a discount rate commensurate with the risks involved.

3.	Available-for-sale securities and held-to-maturity securities

The fair value of available-for-sale securities and held-to-maturity securities is estimated using the quoted market price. The fair value of auction rate securities is estimated by discounting future cash flows considering liquidity risk and other factors.

4.	Short-term debt and long-term debt

The fair values of bonds and notes are estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans is estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

5.	Derivative instruments

The Company holds foreign currency and interest rate derivative instruments. The fair values of foreign currency instruments are estimated based on foreign exchange rates, discount rates and implied volatility. The fair values of interest rate instruments are estimated by discounting future cash flows using LIBOR rates, swap rates and foreign exchange rates. The fair values of a limited number of interest rate swap agreements related to certain off-balance sheet securitizations are estimated using internally developed prepayment assumptions in order to forecast future notional amounts on these structured derivative contracts.

Non-marketable securities are excluded from the above table as it is not possible to estimate the future cash flow and it is deemed to be extremely difficult to measure the fair value. The carrying amount of non-marketable securities is ¥11,888 million at March 31, 2010.

Notes to Information about Per Common Share:

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows: Yen

	Mar. 31, 2009	Mar. 31, 2010
Honda Motor Co., Ltd. shareholders’ equity per common share	2,208.35	2,385.45
Basic net income attributable to Honda Motor Co., Ltd. per common share	75.50	147.91

Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2009 and 2010 were 1,814,560,728 and 1,814,605,803, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2009 or 2010.

Reclassifications and Revision:

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2010.

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year, including the note entitled “Revisions of Classifications,” contain additional information for reference.

¡ Segment Information (reference)

(a) Business Segment Information

For the year ended March 31, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,411,511	7,674,404	582,261	343,065	10,011,241	—	10,011,241
Intersegment	—	—	14,264	25,840	40,104	(40,104)	—
Total	1,411,511	7,674,404	596,525	368,905	10,051,345	(40,104)	10,011,241

Cost of sales, SG&A and R&D expenses	1,311,598	7,649,861	515,854	384,389	9,861,702	(40,104)	9,821,598
Segment income (loss)	99,913	24,543	80,671	(15,484)	189,643	—	189,643

Assets	1,047,112	5,219,408	5,735,716	275,607	12,277,843	(458,926)	11,818,917
Depreciation and amortization	51,200	373,295	199,324	13,825	637,644	—	637,644
Capital expenditures	90,401	523,593	671,127	16,920	1,302,041	—	1,302,041

For the year ended March 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,140,292	6,554,848	606,352	277,682	8,579,174	—	8,579,174
Intersegment	—	—	12,459	26,936	39,395	(39,395)	—
Total	1,140,292	6,554,848	618,811	304,618	8,618,569	(39,395)	8,579,174

Cost of sales, SG&A and R&D expenses	1,081,455	6,428,090	423,910	321,339	8,254,794	(39,395)	8,215,399
Segment income (loss)	58,837	126,758	194,901	(16,721)	363,775	—	363,775

Assets	1,025,665	5,044,247	5,541,788	281,966	11,893,666	(264,551)	11,629,115
Depreciation and amortization	48,683	337,787	230,453	12,751	629,674	—	629,674
Capital expenditures	38,332	284,586	546,342	23,748	893,008	—	893,008

Notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to ¥257,291 million as of March 31, 2009 and ¥338,135 million as of March 31, 2010, respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include ¥195,776 million for the year ended March 31, 2009 and ¥227,931 million for the year ended March 31, 2010, respectively, of depreciation of property on operating leases.

4.	Capital expenditures of Financial Services Business include ¥668,128 million for the year ended March 31, 2009 and ¥544,027 million for the year ended March 31, 2010, respectively, of purchase of operating lease assets.

(b) Geographic Segment Information

For the year ended March 31, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,871,962	4,534,684	1,191,540	1,335,091	1,077,964	10,011,241	—	10,011,241
Transfers between geographic areas	2,290,625	244,440	87,362	273,140	66,256	2,961,823	(2,961,823)	—

Total	4,162,587	4,779,124	1,278,902	1,608,231	1,144,220	12,973,064	(2,961,823)	10,011,241
Cost of sales, SG&A and R&D expenses	4,324,203	4,699,422	1,268,701	1,504,628	1,009,158	12,806,112	(2,984,514)	9,821,598
Operating income (loss)	(161,616)	79,702	10,201	103,603	135,062	166,952	22,691	189,643

Assets	3,078,478	6,547,880	766,594	1,016,059	450,081	11,859,092	(40,175)	11,818,917
Long-lived assets	1,140,316	1,918,579	110,543	253,113	119,373	3,541,924	—	3,541,924

For the year ended March 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,864,513	3,752,417	769,857	1,320,047	872,340	8,579,174	—	8,579,174
Transfers between geographic areas	1,441,264	155,799	55,615	198,533	24,151	1,875,362	(1,875,362)	—

Total	3,305,777	3,908,216	825,472	1,518,580	896,491	10,454,536	(1,875,362)	8,579,174
Cost of sales, SG&A and R&D expenses	3,334,912	3,671,837	836,344	1,405,574	850,683	10,099,350	(1,883,951)	8,215,399
Operating income (loss)	(29,135)	236,379	(10,872)	113,006	45,808	355,186	8,589	363,775

Assets	2,947,764	6,319,896	591,423	1,050,727	619,345	11,529,155	99,960	11,629,115
Long-lived assets	1,113,386	1,861,596	107,262	240,704	162,198	3,485,146	—	3,485,146

Notes:

1.	The geographic areas are based on the location of the company and its subsidiaries.

Major countries or regions in each geographic segment:

North America United States, Canada, Mexico
Europe United Kingdom, Germany, France, Italy, Belgium
Asia Thailand, Indonesia, China, India
Others Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to ¥257,291 million as of March 31, 2009 and ¥338,135 million as of March 31, 2010, respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

(c) Overseas Sales

For the year ended March 31, 2009

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	4,514,190	1,186,012	1,595,472	1,269,026	8,564,700
Consolidated sales					10,011,241
Overseas sales ratio to consolidated sales	45.1%	11.8%	15.9%	12.8%	85.6%

For the year ended March 31, 2010

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	3,736,447	764,785	1,543,397	957,227	7,001,856
Consolidated sales					8,579,174
Overseas sales ratio to consolidated sales	43.6%	8.9%	18.0%	11.1%	81.6%

Note:

The geographic areas are based on the location where sales originate.

Major countries or regions in each geographic segment:
	North America	United States, Canada, Mexico
	Europe	United Kingdom, Germany, France, Italy, Belgium
	Asia	Thailand, Indonesia, China, India
	Other Regions	Brazil, Australia

Unconsolidated Balance Sheets

Years ended March 31, 2009 and 2010	Yen (millions)
	2009 (reference)	2010
ASSETS:
1. Current assets:
Cash and bank deposits	¥91,778	¥82,997
Notes receivable	738	441
Accounts receivable	301,525	300,324
Securities	94,500	163,000
Finished goods	93,712	81,344
Work in process	28,609	14,912
Raw materials and supplies	41,098	28,331
Advance payments	13,147	23,093
Prepaid expenses	4,558	3,545
Deferred income taxes	52,813	53,956
Short-term loans receivable	10,034	42
Short-term loans receivable–subsidiaries and affiliates	68,901	33,153
Other receivables	50,304	80,753
Income taxes receivable	47,582	—
Others	27,642	17,488
Allowance for doubtful accounts	(1,428)	(2,892)

Total current assets	925,520	880,494

2. Fixed assets
Tangible fixed assets:
Buildings	596,591	607,781
Accumulated depreciation	(343,031)	(365,498)
Buildings, net	253,560	242,282
Structures	120,763	124,965
Accumulated depreciation	(80,607)	(86,059)
Structures, net	40,156	38,906
Machinery and equipment	551,162	567,920
Accumulated depreciation	(471,779)	(494,304)
Machinery and equipment, net	79,382	73,615
Vehicles	15,318	15,750
Accumulated depreciation	(11,045)	(11,796)
Vehicles, net	4,273	3,953
Tools, furniture and fixtures	227,039	230,068
Accumulated depreciation	(205,221)	(210,460)
Tools, furniture and fixtures, net	21,817	19,607
Land	321,984	338,503
Lease assets	5,637	4,864
Accumulated depreciation	(3,036)	(3,016)
Lease assets, net	2,601	1,848
Construction in progress	39,997	61,568

Total tangible fixed assets	763,774	780,286

Intangible assets:
Patents	104	83
Leaseholds	2,112	2,112
Trademarks	16	15
Software	2,018	1,285
Lease assets	25	142
Others	310	404

Total intangible assets	4,589	4,044

Investments and other assets:
Investment securities	58,078	92,131
Investment securities–subsidiaries and affiliates	490,349	506,839
Investments and other assets	6	6
Investments–subsidiaries and affiliates	92,548	92,435
Long-term loans	232	240
Long-term loans receivable–employees	323	268
Long-term loans receivable–subsidiaries and affiliates	6,626	6,690
Receivables in bankruptcy	12,910	7,991
Long-term prepaid expenses	416	433
Deferred income taxes	153,504	153,104
Deposits	20,731	18,448
Others	4,868	4,872
Allowance for doubtful accounts	(13,200)	(9,003)

Total investments and other assets	827,396	874,459

Total fixed assets	1,595,760	1,658,790

Total assets	¥2,521,280	¥2,539,284

Yen amounts described above are rounded down to the nearest one million yen.

	Yen (millions)
	2009 (reference)	2010
LIABILITIES
1. Current liabilities:
Notes payable–trade	¥1,048	¥666
Accounts payable	198,917	271,810
Short-term bonds	85,954	—
Short-term loans payable	170,098	12,238
Current portion of long-term loans payable	49	39
Lease debt	1,166	1,038
Other payables	50,902	20,840
Accrued expenses	89,675	67,398
Advances received	675	2,774
Deposits received	5,002	4,906
Deferred revenue	200	264
Current portion of accrued product warranty	52,309	44,641
Accrued employees’ bonuses	27,834	28,579
Accrued directors’ bonuses	293	351
Accrued operating officers’ bonuses	206	218
Notes payable–other	8,360	473
Others	13,133	7,363

Total current liabilities	705,826	463,604

2. Non-current liabilities:
Bonds	—	70,000
Long-term loans payable	310	258
Lease debt	1,548	1,052
Accrued product warranty	51,006	45,183
Accrued employees’ retirement benefits	106,747	116,428
Others	7,467	6,411

Total non-current liabilities	167,081	239,334

Total liabilities	¥872,907	¥702,938

	Yen (millions)
	2009 (reference)	2010
TOTAL NET ASSETS
(1) Stockholders’ equity
1. Common stock	¥86,067	¥86,067
2. Capital surplus:
Capital surplus	170,313	170,313

Total capital surplus	170,313	170,313

3. Retained earnings:
Legal reserves	21,516	21,516
Other retained earnings:
Reserve for dividends	159,800	113,300
General reserve	1,119,300	1,119,300
Reserve for special depreciation	1,481	1,532
Reserve for reduction of acquisition cost of fixed assets	12,325	12,321
Earnings to be carried forward	144,139	361,495

Total retained earnings	1,458,562	1,629,466

4. Treasury stock	(78,854)	(78,872)

Total stockholders’ equity	1,636,088	1,806,974

(2) Difference of appreciation and conversion
1. Net unrealized gains on securities	12,284	29,695

2. Deferred gain on hedges	—	(324)

Total difference of appreciation and conversion	12,284	29,371

Total net assets	1,648,373	1,836,346

Total liabilities and net assets	¥2,521,280	¥2,539,284

Unconsolidated Statements of Operations

	Yen (millions)
Years ended March 31, 2009 and 2010	2009 (reference)	2010
Net sales	¥3,404,554	¥2,717,736

Cost of sales:
Finished goods and parts for sale at beginning of year	100,879	93,712
Production cost	2,224,460	1,755,835
Others	252,623	204,069

	2,577,963	2,053,618

Transfer to other accounts	3,864	2,574
Finished goods and parts for sale at end of year	93,712	81,344
Cost of finished goods sold	2,480,386	1,969,699

Gross profit	924,167	748,037

Selling, general and administrative expenses	1,082,615	819,632

Operating loss	(158,447)	(71,594)

Non-operating income:
Interest income	3,241	851
Dividend income	129,561	305,150
Rental income	26,413	27,716
Others	21,644	8,490

	180,860	342,209

Non-operating expenses:
Interest expenses	601	1,023
Contributions	1,007	710
Depreciation	16,229	18,049
Expenses for rental assets	4,628	4,684
Loss on disposal of inventories	454	348
Others	2,736	4,407

	25,658	29,223

Ordinary income (loss)	(3,244)	241,391

Extraordinary income:
Gain on sale of fixed assets	262	363
Reversal of allowance for doubtful receivables	690	—
Gain on liquidation of subsidiaries and affiliates	441	299
Subsidy income	—	1,003
Others	5	1

	1,399	1,668

Extraordinary losses:
Loss on disposal of fixed assets	4,264	4,249
Loss on devaluation of investment securities	8,660	12
Loss on devaluation of investment securities–subsidiaries and affiliates	7,898	—
Deferment depreciation on fixed assets	56,582	—
Others	753	116

	78,158	4,378

Income (loss) before income taxes	(80,003)	238,680

Income taxes:
Current	(5,862)	18,262
Deferred	(14,475)	(12,181)

	(20,337)	6,080

Net income (loss)	¥(59,666)	¥232,600

Yen amounts described above are rounded down to the nearest one million yen.

Unconsolidated Statements of Stockholders’ Equity

	Yen (millions)
	Stockholders’ equity
	Common stock	Capital surplus		Retained earnings
		Capital surplus	Total capital surplus	Legal reserves	Other retained earnings
					Reserve for dividends	General reserve	Reserve for special depreciation
From April 1, 2009 to March 31, 2010 Balance at March 31, 2009	86,067	170,313	170,313	21,516	159,800	1,119,300	1,481
Changes of items during the period
Items of appropriation of retained earnings during previous period
Provision for reserve for dividends					—
Provision for general reserves					(46,500)
Provision for reserve for special depreciation							584
Reversal of reserve for special depreciation							(533)
Provision reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividend from surplus
Net income
Purchase of treasury stock
Reissuance of treasury stock
Others
Total changes of items during the period	—	—	—	—	(46,500)	—	50

Balance at March 31, 2010	86,067	170,313	170,313	21,516	113,300	1,119,300	1,532

	Yen (millions)
	Stockholders’ equity					Difference of appreciation and conversion			Total net assets
	Retained earnings			Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred gain on hedges	Total difference of appreciation and conversion
	Other retained earnings
	Reserve for reduction of acquisition cost of fixed assets	Earnings to be carried forward	Total retained earnings
From April 1, 2009 to March 31, 2010 Balance at March 31, 2009	12,325	144,139	1,458,562	(78,854)	1,636,088	12,284	—	12,284	1,648,373
Changes of items during the period
Items of appropriation of retained earnings during previous period
Provision for reserve for dividends		—	—
Provision for general reserves		46,500	—
Provision for reserve for special depreciation		(584)	—
Reversal of reserve for special depreciation		533	—
Provision reserve for reduction of acquisition cost of fixed assets	46	(46)	—
Reversal of reserve for reduction of acquisition cost of fixed assets	(50)	50	—
Dividend from surplus		(61,696)	(61,696)		(61,696)				(61,696)
Net income		232,600	232,600		232,600				232,600
Purchase of treasury stock				(20)	(20)				(20)
Reissuance of treasury stock		—	—	2	2				2
Others						17,410	(324)	17,086	17,086
Total changes of items during the period	(4)	217,356	170,903	(17)	170,885	17,410	(324)	17,086	187,972

Balance at March 31, 2010	12,321	361,495	1,629,466	(78,872)	1,806,974	29,695	(324)	29,371	1,836,346

The Related Notes

Significant Accounting Policies

1.	Securities

(a)	Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost.

(b)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

(c)	Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end. Any changes in unrealized holding gains or losses, net of applicable income taxes, are included directly in stockholders’ equity, and cost of securities sold is determined by the moving-average method.

(d)	Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

3.	Derivative financial instruments are stated at fair value.

4.	Regarding the depreciation method for tangible fixed assets (excluding molds and dies included in “tools, furniture and fixtures”), the Company employs the declining-balance method and, after a specified number of fiscal years, over the remaining usable period of years (the usable life of the items less the elapsed period), employs the straight-line method to depreciate the item to memorandum value. For molds and dies included in “tools, furniture and fixtures,” depreciation is performed using the declining-balance method, and the items are depreciated to memorandum value in the fiscal year in which the usable life of the items elapses.

5.	Amortization of intangible fixed assets is computed by using the straight-line method.

6.	Depreciation of assets under finance leases, other than those for which the ownership transfers to the lessee, is calculated using the straight-line method, taking the useful lifetimes of the assets as the term of the lease and depreciating the residual value to zero.

7.	The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

8.	An accrued product warranty has been provided as a total of the following:

(a)	An estimate of warranty costs to be incurred during the remaining warranty periods based on historical warranty claim experiences and an estimate of the probabilities of future warranty cost

(b)	An estimate of future warranty claims mainly associated with reportings to regulatory authorities

9.	Accrued employees’ bonuses are provided for payments of bonuses to employees based on the amount of the estimated employees’ bonus payments, which is attributable to the fiscal year.

10.	Accrued Directors’ bonuses are provided for the payment of bonuses to Directors and Corporate Auditors based on the amount of the estimated Directors’ bonus payments.

11.	Accrued operating officers’ bonuses are provided for the payment of bonuses to operating officers based on the amount of the estimated operating officers’ bonus payments.

12.	Accrued employees’ retirement benefits are provided for payments of retirement benefits at an estimated amount incurred during the fiscal year calculated based on the retirement benefit obligation and the fair value of the pension plan assets at year-end.

The net retirement benefit obligation at transition is amortized by the straight-line method over 15 years.

Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the straight-line method over the average remaining years of service of the employees.

13.	Hedge accounting for some of the forward foreign currency exchange contracts is applied.

14.	Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes. A consumption tax refund receivable is included in “Others” of current assets.

15.	The consolidated regulatory tax rules and regulations were applied.

Changes in Accounting Policy

1.	The Company adopted the Partial Amendments to the Accounting Standards for Retirement Benefits (Part 3) (ASBJ Statement No. 19, issued on July 31, 2008) effective April 1, 2009. The adoption of the standard had no impact on the Company’s results of operations, as well as retirement benefit obligations.

2.	The Company changed the method to determine the cost of inventories from the last cost method to the first-in, first-out method dur- ing the fiscal year ended March 31, 2010, as the Company completed developing the inventory management system which enables it to calculate the costs upon acceptance and shipment. The application of the first-in, first-out method did not have a material impact on the Company’s results of operations.

Changes in Methods of Presentation

(Unconsolidated Balance Sheets)

“Income taxes receivable,” which were presented as a separate item through the end of the previous fiscal year, have now been included in “others” because the amount of these taxes receivable has diminished.

Please note that the amount of “income taxes receivable” contained in “others” at the end of the fiscal year under review amounted to ¥395 million.

Notes for Balance Sheets (as of March 31, 2009 and 2010)

	Yen (millions)
	2009	2010
1. The value of credits from and debts to subsidiaries and affiliates is as follows:
Short-term credits from subsidiaries and affiliates	¥351,860	¥316,466
Short-term debts to subsidiaries and affiliates	¥118,058	¥140,237
Long-term credits from subsidiaries and affiliates	¥12,095	¥7,081
Long-term debts to subsidiaries and affiliates	¥1,628	¥2,040

2. Guarantee issued and similar activities are as follows:

(1)	The balance of guarantees issued and similar activities

Guarantee issued
Guaranteed company	2009 Guarantee amount Yen (millions)	Nature of guaranteed issued
Honda Bank GmbH	82	Deposits
Honda Logistics Inc.	20	Bank borrowings
Honda Engineering Co., Ltd.	7	Bank borrowings
Honda Foundry Co., Ltd.	5	Bank borrowings
Honda Racing Corporation	3	Bank borrowings
Employees (Including employees of affiliates)	33,824	Employees’ bank borrowings using the “Honda Housing Mutual Aid” system, etc.

Total	33,945

Guaranteed company	2010 Guarantee amount Yen (millions)	Nature of guaranteed issued
Honda Bank GmbH	162	Deposits
Honda Logistics Inc.	18	Bank borrowings
Honda Engineering Co., Ltd.	7	Bank borrowings
Honda Foundry Co., Ltd.	4	Bank borrowings
Honda Racing Corporation	3	Bank borrowings
Employees (Including employees of affiliates)	31,917	Employees’ bank borrowings using the “Honda Housing Mutual Aid” system, etc.

Total	32,113

Similar activities

Company	2009 Amount Yen (millions)	Nature of liabilities
American Honda Finance Corporation	2,540,759	Medium-term notes, commercial paper and bank borrowings
Honda Finance Co., Ltd.	401,000	Unsecured corporate bonds and commercial paper
Honda Canada Finance Inc.	389,278	Unsecured corporate bonds, commercial paper and medium-term notes
Honda Finance Europe plc	28,090	Commercial paper
Honda Leasing (Thailand) Company Limited	23,460	Unsecured corporate bonds
Honda Bank GmbH	10,387	Commercial paper

Total	3,392,974

Company	2010 Amount Yen (millions)	Nature of liabilities
American Honda Finance Corporation	2,010,389	Medium-term notes, commercial paper and bank borrowings
Honda Canada Finance Inc.	407,692	Unsecured corporate bonds, commercial paper, bank borrowings and medium-term notes
Honda Finance Co., Ltd.	390,000	Unsecured corporate bonds and commercial paper
Honda Finance Europe plc	28,080	Commercial paper
Honda Leasing (Thailand) Company Limited	12,341	Unsecured corporate bonds
Honda Bank GmbH	6,246	Commercial paper

Total	2,854,749

Similar activities comprise keep-well agreements between the Company and subsidiaries, which were issued for credit enhancement to support the subsidiaries’ financing.

(2)	Other

The Company was subjected to income tax examination related to transfer pricing issues on cross-border transactions between the Company and its overseas affiliates for the fiscal years ended March 31, 2005 and 2006. Currently, tax treaty-based bilateral discussions are being held to prevent double taxation for the fiscal years mentioned above and thereafter. These matters have not been reflected in the financial statements for the fiscal year ended March 31, 2010.

Notes for Statements of Income (for the fiscal years ended March 31, 2009 and 2010)

	Yen (millions)
	2009	2010
1. Transactions with subsidiaries and affiliates are as follows:
Sales to subsidiaries and affiliates	¥2,693,980	¥2,038,911
Purchases from subsidiaries and affiliates	¥ 857,880	¥ 637,643
Non-operating transactions with subsidiaries and affiliates	¥ 223,541	¥ 350,679

2. Total research and development expenses	¥ 589,221	¥ 469,970

Notes for Statements of Stockholders’ Equity

	2009	2010
Number of treasury shares at end of fiscal year are as follows:
Common stock	20,219,430 shares	20,225,694 shares

Tax-Effect Accounting

	Yen (millions)
	Mar. 31, 2009	Mar. 31, 2010
1. Breakdown of the principal factors giving rise to deferred tax assets and deferred tax liabilities
(Deferred Tax Assets)
Operating loss carryforwards	¥38,256	¥61,133
Reserve for retirement benefits surplus	42,805	46,687
Reserve for product warranties provision	41,429	36,019
Depreciation and amortization surplus	34,923	34,304
Software and tax deferred assets provision	24,760	22,385
Reserve for bonuses provision	11,161	11,460
Inventory assets evaluation related provision	16,279	10,975
Negotiable securities write-down provision	4,709	4,587
Provision for doubtful accounts surplus	5,578	4,110
Reserve for accrued corporate officer retirement bonuses	2,434	1,853
Accrued income tax provision	—	131
Foreign tax deduction	15,317	—
Other	7,803	8,736

Deferred tax asset subtotal	245,459	242,383
Allowance account	(16,693)	(6,169)

Deferred tax asset total	228,766	236,214

(Deferred Tax Liabilities)
Evaluation change for other marketable securities	(8,224)	(19,879)
Advanced depreciation of fixed assets	(8,251)	(8,248)
Special depreciation and amortization	(996)	(1,025)
Accrued business tax refund	(4,977)	—

Deferred tax liability total	(22,448)	(29,153)

Net deferred tax asset total	¥206,317	¥207,060

Notes to Information about Per Common Share

Net assets per common share and net income per common share are as follows: Yen

	Mar. 31, 2009	Mar. 31, 2010
1. Net assets per common share	908.39	1,011.98

	Year ended Mar. 31, 2009	Year ended Mar. 31, 2010
2. Net income (loss) per common share	(32.88)	128.18

Basic net income (loss) per common share has been computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during each year. The weighted average number of shares outstanding for the years ended March 31, 2009 and 2010 was 1,814,609,728 and 1,814,605,803, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2009 or 2010.

Independent Auditors’ Report

Independent Auditors’ Report

The Board of Directors	May 10, 2010
Honda Motor Co., Ltd.

KPMG AZSA & Co.
Masanori Sato (Seal)	Designated and Engagement Partner, Certified Public Accountant
Kenji Tanaka (Seal)	Designated and Engagement Partner, Certified Public Accountant
Hideaki Koyama (Seal)	Designated and Engagement Partner, Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of stockholders’ equity and comprehensive income and the notes to the consolidated statutory report of Honda Motor Co., Ltd. for the year from April 1, 2009 to March 31, 2010 in accordance with Article 444 (4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Honda Motor Co., Ltd. and consolidated subsidiaries as of March 31, 2010 and the consolidated results of their operations for the year then ended, in conformity with the Article 3, Paragraph 1 of the Supplementary Provision of

the Company Accounting Regulations (the Ministry of Justice Ordinance No. 46 of 2009) and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 4 of “Significant Accounting Policies” of the notes to the consolidated statutory report).

Additional information

As described in “Significant Changes in Accounting Policy” in the Notes to Consolidated Financial Statements, Honda adopted the provision of FASB Accounting Standards Codification (ASC) 810 “Consolidation”, which includes the accounting standard previously known as Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” as of April 1, 2009.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Independent Auditors’ Report

The Board of Directors	May 10, 2010
Honda Motor Co., Ltd.

KPMG AZSA & Co.
Masanori Sato (Seal)	Designated and Engagement Partner, Certified Public Accountant
Kenji Tanaka (Seal)	Designated and Engagement Partner, Certified Public Accountant
Hideaki Koyama (Seal)	Designated and Engagement Partner, Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of Honda Motor Co., Ltd. as of March 31, 2010 and for the 86th business year from April 1, 2009 to March 31, 2010 in accordance with Article 436 (2) of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Honda Motor Co., Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Additional Information

As described in No. 2-(2) of Notes for Balance Sheets of the related notes, the Company was subjected to income tax examination related to transfer pricing issues on cross-border transactions between the Company and its overseas affiliates for the fiscal years ended March 31, 2005 and 2006. Currently, tax treaty-based bilateral discussions are being held to prevent double taxation for the fiscal years mentioned above and thereafter. These matters have not been reflected in the financial statements for the fiscal year ended March 31, 2010.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report of the Board of Corporate Auditors

Audit Report

Mr. Takanobu Ito

President and Representative Director of

Honda Motor Co., Ltd.

The Board of Corporate Auditors has prepared this Audit Report regarding the performance of duties by the Directors for the 86th fiscal year from April 1, 2009 to March 31, 2010, upon deliberation based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows:

1. Auditing Methods Employed by the Corporate Auditors and the Board of Corporate Auditors and Details of Such Methods

The Board of Corporate Auditors established auditing policies, assignment of duties, etc., and received reports from each Corporate Auditor regarding their execution of audits and results thereof, and received reports from the Directors, etc. and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Corporate Auditor, in accordance with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, following the auditing policies, assignment of duties and other relevant matters, communicated with the Directors, the Audit Office and other employees, etc., made efforts to collect information and establish the environment for auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principal business offices. In addition, each Corporate Auditor monitored and verified the content of the resolution of the Board of Directors regarding the establishment of the system for ensuring that the performance of duties by the Directors conforms to the laws and regulations and Articles of Incorporation and other systems stipulated in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulations of the Corporation Law as being necessary for ensuring appropriateness of the Company’s operations, and the status of the systems established based on such resolution (Internal Control Systems). With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, Corporate Auditors examined the business report and the accompanying detailed statements for this fiscal year.

Furthermore, Corporate Auditors monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, Corporate Auditors received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary. Based on the above methods, Corporate Auditors examined the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of operations, unconsolidated statements of stockholders’ equity and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statements of stockholders’ equity and notes to consolidated financial statements) for this fiscal year.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1.	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2.	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3.	The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matter was found on which to remark in regard to the performance of duties by the Directors regarding the Internal Control Systems.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto. The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA & Co., are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA & Co., are appropriate.

May 12, 2010

Board of Corporate Auditors

Honda Motor Co., Ltd.

Corporate Auditor (Full-time) Corporate Auditor (Full-time) Corporate Auditor (Outside) Corporate Auditor (Outside) Corporate Auditor (Outside)	Toru Onda (Seal) Hideki Okada (Seal) Koukei Higuchi (Seal) Fumihiko Saito (Seal) Yuji Matsuda (Seal)

REFERENCE

Forecasts for the Fiscal Year Ending March 31, 2011

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2011, Honda projects consolidated and unconsolidated results to be as shown below:

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the euro will be ¥90 and ¥120, respectively, for the first half of the year ending March 31, 2011, and ¥90 and ¥120, respectively, for the full year ending March 31, 2011.

— Consolidated

	Yen (billions)/Changes from the previous fiscal period
	First half ending September 30, 2010		Fiscal year ending March 31, 2011
Net sales and other operating revenue	4,660	(14.8)%	9,340	(8.9)%
Operating income	235	(159.1)%	400	(10.0)%
Income before income taxes, minority interest and equity in income of affiliates	240	(235.2)%	410	(22.0)%
Net income (loss) attributable to Honda Motor Co., Ltd.	195	(216.6)%	340	(26.7)%

— Unconsolidated

Yen (billions)/Changes from the previous fiscal year

	Fiscal year ending March 31, 2011
Net sales	3,090	(13.7)%
Operating loss	-35	—
Ordinary income	125	(-48.2)%
Net income	125	(-46.3)%

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

— Shareholders

Categories	FY2008 Year-End (As of March 31, 2008)		FY2009 Year-End (As of March 31, 2009)		FY2010 Year-End (As of March 31, 2010)
	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders
Individuals	182,430	206,654	188,845	224,632	180,939	216,851
National and Local Public Entities	—	—	46	2	49	1
Financial Institutions	762,810	362	823,702	333	792,547	294
Securities Companies	35,275	81	15,020	56	23,861	73
Other Domestic Corporations	185,117	1,802	183,844	1,803	180,943	1,625
Foreigners	648,974	1,012	603,149	1,051	636,260	1,021
Treasury Stock	20,219	1	20,219	1	20,225	1

Total	1,834,828	209,912	1,834,828	227,878	1,834,828	219,866

Note:	The numbers of shares above disregard and round off amounts of less than one thousand.

Honda Motor Co., Ltd.